Liliane Corzo Senior Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9392 Tel (213) 486-9041 Fax lzc@capgroup.com thecapitalgroup.com

June 19, 2015

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

Alison White

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:	American Funds Retirement Income Portfolio Series (the “Series”)
File Nos. 333-203797 and 811-23053

Dear Ms. White:

In response to your comment letter, dated May 29, 2015, to the Series’ initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the initial Registration Statement.

General comments

1.	Please advise whether you expect to submit any exemptive application or no-action request in connection with registration statement.

Response: The Series has not submitted and does not expect to submit any exemptive application or no-action request in connection with the registration statement.

2.	Please update the Portfolios’ EDGAR series/class ids with their ticker symbols once you have obtained them.

Response: We have updated the Portfolios’ EDGAR series/class ids with their ticker symbols to address this comment.

3.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendment.

Response: The Amendment contains additional information that was not included in the initial Registration Statement. We note your comment and acknowledge that you may have additional comments.

Prospectus

Front cover page

4.	Please include each class’s ticker symbol on the cover page, once you have obtained them.

Response: We have updated the disclosure to address this comment.

American Funds Retirement Income Portfolio – Conservative

Fees and expense tables

5.	Please revise the fee table so that footnote 2 references “other expenses” rather than “Distribution and/or service (12b-1) fees”.

Response: The footnote indicating that the listed figures are based on estimated amounts for the current fiscal year is appropriate for the “Distribution and/or service (12b-1) fees” line item because the listed figures are based on the full amounts allowed to be paid by the Fund’s 12b-1 plan for each share class. The Fund may not pay the full amount allowable under the 12b-1 plan to every shareholder. For example, if in the Fund’s first year of operation the Fund’s assets consist largely of seed money from its investment adviser, the actual distribution fees paid by the Fund will be less than the full amount permitted to be paid under the 12b-1 plan because the investment adviser does not receive the 12b-1 fees from the Fund.

6.	If the fee waiver described in footnote 3 is subject to recoupment, please expand the footnote to describe the arrangement.

Response: The fee waiver described in footnote 3 is not subject to recoupment.

Principal investment strategies

7.	The fund makes reference to producing “regular cash flows” and makes reference to a “sensible withdrawal program”, please include disclosure as to the amount of such anticipated cash flows or the nature of this “sensible withdrawal program.”

Response: We have updated the disclosure to address this comment.

8.	The principal strategies disclosure makes reference to two other portfolios offered through this registration statement. Please revise the principal strategies disclosure so the Fund’s strategy can stand on its own.

Response: We have updated the disclosure to address this comment. We believe that each fund’s strategy stands on its own. The funds are offered as part of a suite of three funds where each fund is designed to provide income along a variation of risk. Therefore, the best way to describe the differences of the three funds is as compared to the other funds in the series.

9.	Please remove the third paragraph of the principal strategies disclosure as this disclosure does not describe the fund’s strategies.

Response: We have removed the third paragraph of the principal strategies disclosure.

10.	Please revise the principal strategies to disclose any parameters as to the types of investments the fund might use (e.g. target allocations to various assets classes)

Response: The fund does not have specific target allocations. The investment adviser periodically reviews the investment strategies and asset mix of the underlying funds and makes adjustments.

11.	With respect to the fixed-income securities in which the underlying funds may invest, please disclose: (1) any requirements or limitations regarding the duration of the securities, the lowest rating of the securities; and (3) whether the securities will include bonds that are in default.

Response: We have updated the disclosure to address this comment. Please note that the disclosure already includes the lowest rating of the securities. In addition, we do not actively invest in bonds that are in default, therefore, there is no need to make that disclosure at this time.

12.	Please specifically discuss the principal investment strategies associated with the following risks listed under Principal Risks: investing in pass-through securities; investing in inflation linked bonds; investing in future delivery contracts; investing in interest rate swaps; and investing in emerging markets. Also please disclose the method by which the underlying funds determine whether a country is an emerging market. If derivatives, short sales, options and futures are part of the Fund’s investment strategy, disclose here and explain how they further the Fund’s objective and strategies.

Response: We have updated the disclosure to address this comment. The countries that the Morgan Stanley Capital International Emerging Country Classification defines as being in an emerging market are also deemed so in the fund.

Principal risks

13.	Please make sure that it is clear which risks apply to the fund’s underlying investments and which risks apply to investments held directly by the fund.

Response: We have updated the disclosure to address this comment.

14.	In light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally Risk Management in Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014)), please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets.

Response: Those risks are currently disclosed in the Statement of Additional Information.

Purchase and sale of fund shares

15.	Please clarify that redemptions can be made on “any business day.” See item 6(b) of Form N-1 A.

Response: Redemptions can be made on any calendar day. For example, a shareholder may redeem his or her shares by accessing the American Funds website on a Sunday and placing the sell order. The shares will be sold at the net asset value next determined as disclosed in the prospectus.

American Funds Retirement Income Portfolio – Moderate and Enhanced

16.	Please revise the disclosure for these portfolios to reflect the comments on the American Funds Retirement Income Portfolio – Conservative.

Response: We have updated the disclosure to address this comment.

17.	We note that disclosure from all three portfolios appear to be nearly identical. Please revise the disclosure for each fund so that an investor can distinguish between the investments of the three funds.

Response: We have updated the disclosure to address this comment.

Investment objective, strategies and risks

18.	The risk disclosure in this section duplicates the disclosure that is already contained in the Summary Section of each portfolio. According to Form N-1A, the disclosure pursuant to Item 4(b)(1) should be a summary, not a repetition, of the disclosure pursuant to item 9(c). Please revise the disclosure, as appropriate. See IM Guidance Update No. 2014-8 (Mutual Fund Enhanced Disclosure) June 2014 (http://www.sec.gov/investment/im-guidance-2014-08.pdf

Response: We have updated the disclosure to address this comment. The risk disclosure pursuant to item 9(c) includes risks that are not primary risks. In addition, we periodically review our disclosures more broadly to determine if there are areas where we can reduce repetition.

19.	Please disclose the management fees to be paid by each fund in this section as required by Item 10(a)(ii)(A) of Form N-1A. In addition, please include the statement required by Item 10(a)(1)(iii) of Form N-1A..

Response: We disclose the management fees to be paid by each fund with a reference to the annual fund operating expenses table for each fund. In terms of the statement that a discussion regarding the basis for the board of directors approving any investment advisory contract for the fund being available in the fund’s annual or semi-annual report, we are currently unable to make that statement as the fund does not yet have such reports.

Purchases by employer-sponsored retirement plans

20.	Please briefly explain what the PlanPremier and Recordkeeper Direct recordkeeping programs are.

Response: We have updated the disclosure to address this comment.

How to sell shares

21.	With respect to your statement that “the series’ declaration of trust permits payment of the redemption price wholly or partly with portfolio securities or other fund assets”, please add disclosure to the effect that disposal of the securities received in-kind may be subject to brokerage costs and that such securities remain at market risk until sold.

Response: We have updated the disclosure to address this comment.

Choosing a share class

22.	Please summarize the differences between the F-1 and F-2 shares and the R-1, R-2, R-2E. R-3, R-4, R-5 and R-6 shares. Also disclose why a potential investor would choose one ‘sub-class” over another.

Response: Class F-1 shares are subject to 12b-1 fee. Class F-2 shares are not. The different fee structures allow the investor to choose how to pay for advisory platform expenses. Class R shares offer different levels of 12b-1 and recordkeeping fees so that a plan can choose the class that best meets the cost associated with obtaining investment related services and participant level recordkeeping for the plan.

23.	With respect to the disclosure under “Multiple translations” on page 41, please make it clear that the language does not limit your liability with respect to the translated version of the document, including as a result of any inaccuracies introduced in the translation.

Response: We have updated the disclosure to address this comment.

24.	The back cover page makes reference to Securities Investor Protection Corporation (SIPC). Please explain supplementally the reason for including this reference and whether it might suggest some additional level of protection for investments in the fund that does not exist.

Response: We have deleted this reference.

Fundamental policies – additional information about fundamental policies – Fundamental policy 1f

25.	As it is the Staff’s position that concentration occurs when 25% or more of a fund’s total assets are invested in an industry or a group of industries, please change “more than 25%” to “25% or more.”

Response: We direct you to instruction 4 of Item 9 to the Form N-1A. This instruction states that a registrant must “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” (emphasis added) Changing the referenced disclosure would be in contradiction to the disclosure called for in Form N-1A, therefore we respectfully decline to change the disclosure as suggested.

26.	Please disclose that in determining compliance with its concentration policy, each portfolio will consider the securities held by the underlying fund in which it invests.

Response: Each fund will comply with the requirements under the 1940 Act, including industry concentration restrictions, and we hereby confirm that, for purposes of calculating compliance with restrictions on industry concentrations, each fund will look through the underlying funds in which it invests.

Finally, as requested, the fund acknowledges that:

•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We hope to have the Fund’s Registration Statement declared effective by June 26, 2015. As such, we would greatly appreciate your comments to the Amendment as soon as possible. We look forward to your response to this letter and the Amendment.

If you have any questions, please do not hesitate to contact me at (213) 486-9392.

Sincerely,

/s/ Liliane Corzo

Liliane Corzo

Senior Counsel